UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Mercer International Inc.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

588056101

(CUSIP Number)

Peter R. Kellogg

48 Wall Street

30th Floor

New York, New York 10005

(212) 389-5841

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 588056101
1.	Names of Reporting Persons Peter R. Kellogg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,516,595
	8.	Shared Voting Power
	9.	Sole Dispositive Power 19,516,595
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,516,595
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.2%
14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 7 ("AMENDMENT NO. 7") to Schedule 13D is being filed pursuant to Rule13d-1(f) regarding shares of the common stock, par value $1.00 per share (the "SHARES"), of Mercer International Inc., a Washington corporation (the "COMPANY") that may be deemed to be beneficially owned by Peter R. Kellogg and/or IAT Reinsurance Company, Ltd., a Bermuda limited liability company (“IAT"). IAT and Peter R. Kellogg are each referred hereto as a Reporting Person, and are collectively referred to as the Reporting Persons.

This Amendment No. 7 amends and supplements the statement on Amendment No. 6 to Schedule 13D dated February 18, 2016 relating to the Shares. This Amendment No. 7 reflects transactions and developments through February 7, 2017, relating to such Reporting Persons' holdings of the Company. Only those items hereby reported in this Amendment No. 7 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D, as amended.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of the close of business on February 7, 2017, Mr. Kellogg beneficially owned an aggregate of 19,516,595 Shares, constituting approximately 30.2% of the Shares outstanding.

(c) During the past 60 days, the Reporting Persons have not engaged in any transactions in the Company's Shares.

(d) The non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

(e) Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017
DATE

IAT REINSURANCE COMPANY LTD.
/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg, President & CEO

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg